STATEMENT OF INVESTMENTS

General Money Market Fund, Inc.

August 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--62.1%	Principal Amount ($)	Value ($)
Allied Irish Banks (Yankee)		
2.90% - 3.12%, 10/3/08 - 1/6/09	550,000,000	550,016,577
Banca Intesa SpA (Yankee)		
3.12%, 2/27/09	350,000,000	350,000,000
Banco Bilbao Vizcaya Argenteria Puerto Rico (Yankee)		
2.80%, 11/17/08	150,000,000	150,000,000
Banco Santander Puerto Rico (Yankee)		
3.00%, 12/10/08	150,000,000	150,000,000
Bank of Ireland (Yankee)		
2.74% - 2.90%, 10/8/08 - 12/5/08	200,000,000 a	200,001,300
Bank of Montreal (Yankee)		
2.87%, 9/8/08	250,000,000	249,999,761
Bank of Scotland PLC (Yankee)		
2.80% - 3.15%, 10/14/08 - 2/9/09	525,000,000	525,000,000
Barclays Bank PLC (Yankee)		
2.68% - 3.18%, 9/29/08 - 2/20/09	525,000,000	525,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
3.02%, 10/9/08	300,000,000	300,001,571
Calyon (London) (Yankee)		
2.75% - 3.13%, 10/6/08 - 2/9/09	550,000,000	550,000,000
Canadian Imperial Bank of Commerce (Yankee)		
3.09% - 3.15%, 10/23/08 - 2/27/09	420,000,000	420,000,000
Commerzbank AG (Yankee)		
2.90%, 12/4/08	300,000,000	300,000,000
DZ Bank AG (Yankee)		
3.20%, 12/24/08	240,000,000	240,007,478
Fifth Third Bank		
2.80%, 11/10/08	150,000,000	150,000,000
Fortis Bank (Yankee)		
3.15%, 1/29/09	250,000,000	250,000,000
Landesbank Baden-Wurttemberg (London) (Yankee)		
2.85% - 3.15%, 11/28/08 - 2/11/09	575,000,000	575,000,000
Landesbank Hessen-Thuringen Girozentrale (London)		
2.95%, 10/10/08	400,000,000	400,002,151
Natixis (Yankee)		
2.67% - 3.20%, 9/11/08 - 12/29/08	575,000,000	575,006,501
Skandinaviska Enskilda Banken AB (London) (Yankee)		
3.00% - 3.12%, 1/14/09 - 2/27/09	250,000,000	250,000,000
Societe Generale (Yankee)		
3.00%, 12/10/08	250,000,000	250,000,000
UBS AG (Yankee)		
2.50% - 2.80%, 10/8/08 - 1/30/09	505,000,000	505,008,397
Wachovia Bank, N.A.		
3.05%, 12/17/08	250,000,000	250,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $7,715,043,736)		**7,715,043,736**

Commercial Paper--23.0%

Allied Irish Banks N.A. Inc.			
2.71%, 9/29/08		50,000,000	49,896,167
ASB Finance Ltd.			
2.71%, 9/29/08		25,000,000 a	24,948,083
Atlantis One Funding Corp.			
3.25%, 12/19/08		111,000,000 a	109,924,533
Banco Bilbao Vizcaya Argenteria Puerto Rico			
3.14%, 1/22/09		400,000,000	395,090,334
Bank of Ireland			
3.15% - 3.20%, 12/22/08 - 2/9/09		250,000,000 a	247,143,611
Barclays U.S. Funding Corp.			
2.70%, 10/6/08		50,000,000	49,870,451
CAFCO LLC			
3.02%, 1/14/09		146,000,000 a	144,368,450
Canadian Imperial Holdings			
2.79% - 2.80%, 10/9/08		125,000,000	124,636,282
Cancara Asset Securitisation Ltd.			
2.86% - 2.87%, 11/14/08 - 11/18/08		300,000,000 a	298,214,945
CIESCO LLC			
3.07%, 1/12/09		100,000,000 a	98,880,583
Citigroup Funding Inc.			
2.83% - 3.10%, 9/4/08 - 10/10/08		400,000,000	399,366,750
Commerzbank U.S. Finance Inc.			
2.90%, 12/4/08		19,000,000	18,858,112
CRC Funding LLC			
3.07%, 1/13/09		50,000,000 a	49,436,083
Natixis (Yankee)			
2.90%, 12/3/08		17,000,000	16,874,618
Picaros Funding LLC			
2.75% - 2.83%, 10/2/08 - 11/24/08		325,000,000 a	323,291,389
Societe Generale N.A. Inc.			
2.88%, 10/10/08		100,000,000	99,690,167
Swedbank (ForeningsSparbanken AB)			
2.96% - 3.09%, 10/22/08 - 10/30/08		400,000,000	398,181,556
Total Commercial Paper			
(cost $2,848,672,114)			**2,848,672,114**

Corporate Notes--10.2%

Bank of America Corp.			
2.27%, 9/2/08		400,000,000	400,000,000
Commonwealth Bank of Australia			
2.50%, 9/23/08		45,000,000 b	45,000,000
Deutsche Bank AG			
2.79%, 9/22/08		107,000,000 b	107,014,203
Fifth Third Bancorp			
2.48%, 9/22/08		100,000,000 b	100,000,000
Morgan Stanley			
2.61%, 9/4/08		100,000,000 b	100,000,000
Royal Bank of Scotland PLC			
2.50%, 9/19/08		210,000,000 b	210,000,000
Swedbank (ForeningsSparbanken AB)			
2.66%, 9/11/08		100,000,000 b	100,000,000

Wells Fargo & Co.		
2.52%, 9/4/08	100,000,000 b	100,000,000
Westpac Banking Corp.		
2.47%, 9/15/08	100,000,000 b	100,000,000
Total Corporate Notes		
(cost $1,262,014,203)		**1,262,014,203**

Promissory Note--1.6%

Goldman Sachs Group Inc.		
3.00%, 9/12/08		
(cost $200,000,000)	200,000,000 c	**200,000,000**

Time Deposit--2.8%

Branch Banking & Trust Co. (Grand Cayman)		
1.87%, 9/2/08		
(cost $346,000,000)	346,000,000	**346,000,000**

Repurchase Agreement--.1%

Banc of America Securities LLC		
2.12%, dated 8/29/08, due 9/2/08 in the amount of		
$10,002,356 (fully collateralized by $14,585,212		
Federal Home Loan Mortgage Corp., 5%, due 7/1/35,		
value $10,200,000)		
(cost $10,000,000)	10,000,000	**10,000,000**
Total Investments (cost $12,381,730,053)	**99.8%**	**12,381,730,053**
Cash and Receivables (Net)	**.2%**	**23,781,225**
Net Assets	**100.0%**	**12,405,511,278**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities
    amounted to $1,496,208,977 or 12.1% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public
    resale. This security was acquired 6/17/08 at a cost of $200,000,000. At August 31, 2008, the aggregate value of this
    security was $200,000,000 representing 1.6% of net assets and is valued at cost.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting
purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	12,381,730,053
Level 3 - Significant Unobservable Inputs	0
Total	12,381,730,053